Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Revises Outlook for the Fourth Quarter of 2008
Beijing, China (January 23, 2009) — Qiao Xing Mobile Communication Co., Ltd. (the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd., today announced a revised guidance for the fourth quarter of 2008. Due to the economic slowdown in China, the Company currently expects its revenue and operating profit for the fourth quarter of 2008 to be lower than the same period of 2007. However, the Company expects to remain profitable at the operating level during the fourth quarter 2008.
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVA” brands. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 23, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information, please contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com